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                                                                    EXHIBIT 20.3


CONSOLIDATED CAPITAL OF NORTH AMERICA, INC.
410 17th Street
Suite 400
Denver, Colorado  80202                                           March 12, 1998
Contact:  Jeanette Avery
          Shareholder Relations
          888-313-8051


  CONSOLIDATED CAPITAL OF NORTH AMERICA ANNOUNCES NEW CEO AND BUSINESS STRATEGY

Denver, Colorado: Consolidated Capital of North America, Inc. (NASDAQ/BB:CDNO) announced today that Paul Bagley, the Chairman of the Company, has been appointed the Chief Executive Officer of the Company. Mr. Bagley succeeds Christian Wolf, who resigned as Chief Executive Officer for personal reasons. The Company also announced that the Board of Directors has been expanded to seven members and that Richard Bailey has been appointed as a Class III director of the Company. Mr. Bagley said, "We are pleased to have Mr. Bailey join the Board. We expect that Mr. Bailey's background and experience in the steel service business will be a great benefit to the Company."

         Mr. Bagley also announced that the Board approved the implementation of an aggressive acquisition strategy for the Company. Mr. Bagley said, "The Company is looking to make strategic acquisitions to continue growing the Company's business." The Angeles Metal Trim subsidiary was acquired by the Company in January 1997 and in January 1998 the Company acquired the Capitol Metals Co. subsidiary.

         Consolidated Capital of North America, Inc., through Capitol Metals Co. operates a Los Angeles - based steel service and distribution business specializing in the processing of hot and cold rolled steel. Angeles Metal Trim fabricates and sells steel framing for commercial and residential structures worldwide from its plants in Los Angeles and Vancouver, Washington and from distribution facilities located in Kent, Washington and Sacramento, California. Consolidated also manufactures and sells low cost pre-engineered housing internationally through its California Building Systems, Inc. subsidiary.